BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION	BRITISH COLUMBIA SECURITIES COMMISSION
4th Floor, 300 - 5th Avenue S.W.	P.O. Box 10142 Pacific Centre
Calgary, Alberta, T2P 3C4	701 West Georgia Street
Vancouver, British Columbia, V7Y 1L2

SASKATCHEWAN FINANCIAL SERVICES	MANITOBA SECURITIES COMMISSION
COMMISSION	1130 - 405 Broadway
800-1920 Broad Street	Winnipeg MB R3C 3L6
Regina, Saskatchewan, S4P 3V7

ONTARIO SECURITIES COMMISSION	AUTHORITE DES MARCHES FINANCIERS
20 Queen Street West, Suite 1903	Place de la Cité, tour Cominar
Toronto ON M5H 3S8	2640, boulevard Laurier, bureau 400
Sainte-Foy (Québec) G1V 5C1
TSX VENTURE EXCHANGE INC.
10th Floor, 300 - 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:            BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
                   Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on November 14, 2005.

Item 3 - News Release

A News Release was issued on November 14, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

The Company has appointed David P. Reid as Vice President, Facilities Engineering and has granted stock options to acquired up to 225,000 shares to an officers and consultants at an exercise price of $7.81 per share.

Item 5 - Full Description of Material Change

The Company has appointed David P. Reid as Vice President, Facilities Engineering and has granted stock options to acquired up to 225,000 shares to an officers and consultants at an exercise price of $7.81 per share.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Douglas J. Rowe, President and Chief Executive Officer
Telephone: (403) 262-1838
Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 19th day of November, 2005.